AUTORITÉ

DES MARCHÉS

FINANCIERS

DECISION N° 2005-MC-2972

NUMERO DE PROJET SEDAR: 810404

DOSSIER N° 22257 123279

Objet :

Enterra Energy Trust

Rocky Mountain Acquisition Corp.

Demande de dispense de prospectus

Vu la demande présentée le 28 juillet 2005;

vu les articles 11 et 50 de la Loi sur les valeurs mobilières, L.R.Q., c. V-1.1 ( la « Loi );

vu les pouvoirs délégués conformément à I'article 24 de la Loi sur I'Autorité des marchés financiers; L.R.Q., c. A-7.03.

En conséquence, I'Autorité des marchés financiers :

dispense Enterra Energy Trust et Rocky Mountain Acquisition Corp. de I'obligation d'établir un prospectus pour le placement de parts de fiducie de Enterra Energy Trust et d'actions échangeables de série B de Rocky Mountain Acquisition Corp. auprès des actionnaires de High Point Resources Inc. en èchange de leurs titres dans le cadre d'un regroupement de sociètés, conformément au plan d'arrangement impliquant High Point Resources Inc., Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp. et les actionnaires de High Point Resources Inc. ainsi qu'aux informations déposées auprès de 1'Autorité des marchés financiers.

Fait à Montreal, le 16 août 2005.

(s) Benoit Dionne

Benoit Dionne

Chef du Service du financement des sociétés

PM/pg

800, square Victoria, 22ieme etage, tour de la Bourse, C. P 246, Montreal (Quebec) H42 1G3 Tel (514) 3J5-0337 ' Teldcopieur : (514) 873-6155